Execution Copy

Exhibit (e)(3)
NONDISCLOSURE AGREEMENT
Disclosing Party: Omrix Biopharmaceuticals, Inc.
Recipient: Ethicon, Inc.
     This NONDISCLOSURE AGREEMENT (this “Agreement”) is made effective as of the 1st day of August, 2008, by and between Omrix Biopharmaceuticals, Inc. (the “Company”) and Ethicon, Inc. (the “Recipient”) to assure the protection and preservation of the confidential and/or proprietary nature of information to be disclosed to the Recipient by the Company.
     WHEREAS, in order to pursue negotiations or discussions in contemplation or furtherance of a business relationship between the parties or strategic transaction involving the parties, the Company has agreed to disclose and the Recipient has agreed to receive certain data and other information which are of a proprietary and confidential nature (as defined in Paragraph 1 below and referred to herein as “Confidential Information”). The Confidential Information will be used solely for the purpose of evaluating a potential business relationship between the parties or strategic transaction involving the parties and will not be used, directly or indirectly, for any other purpose, except as required under Paragraph 3 of this Agreement;
     WHEREAS, the Company acknowledges that it previously entered into various agreements with the Recipient that contain various confidentiality provisions related to the subject matter of those agreements and the Company acknowledges that this Agreement is not intended to affect or modify in any way any of those existing agreements or confidentiality provisions and that the Company and the Recipient will continue their existing relationship and operate in the ordinary course of business while these negotiations and discussions take place;
     NOW, THEREFORE, in reliance upon and in consideration of the following undertakings, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties to this Agreement hereby agree as follows:
     1. Subject to the limitations set forth in Paragraph 2, Confidential Information shall mean any proprietary and confidential information of the Company such as any, process, technique, compound, chemical structure, library, method of synthesis, program, design, drawing, formula, test data or other commercial or technical data or information relating to any research project, third party agreements, work in process, trade secret, proprietary right, actual or planned pre-clinical or clinical activity, development, engineering, manufacturing, marketing, servicing, financing or personnel matter relating to the Company, its present or future technology, products, customers, suppliers, employees, investors, business matters or business partners.

     2. The term “Confidential Information” shall not be deemed to include information which, to the extent that the Recipient can establish by competent proof:
(a)	at the time of disclosure is in the public domain;

(b)	after disclosure, becomes part of the public domain by publication or otherwise, except by breach of this Agreement by the Recipient;

(e)	was in the Recipient’s possession in documentary form at the time of disclosure by the Company;

(d)	the Recipient received from a third party who had the lawful right to disclose the Confidential Information and who did not obtain the Confidential Information under an obligation of confidentiality; or

(e)	is independently developed by the Recipient independent of any disclosure of Confidential Information hereunder.”
     Information disclosed under this Agreement shall not be deemed to be within the foregoing exceptions merely because such information is embraced by more general information in the public domain or in the possession of the Recipient. In addition, any combination of features shall not be deemed to be within the foregoing exceptions merely because individual features are in the public domain or in the Recipient’s possession, but only if the combination itself and its principle of operation are in the public domain or in the Recipient’s possession.
     3. Notwithstanding any other provision of this Agreement, disclosure of Confidential Information shall not be precluded if such disclosure:
(a)	is in response to a valid order of a court or to another governmental body of the United States or any political subdivision thereof;

(b)	is required by law or regulation; or

(c)	is required by any stock exchange or similar regulatory or administrative body with jurisdiction over either party such as FINRA;
provided, however, that the Recipient shall give prompt written notice to the Company within a reasonable time prior to any such proposed disclosure to allow the Company to undertake efforts to obtain a protective order or confidentiality agreement, and in any event such Confidential Information may be disclosed by the Recipient only to the extent required by such law or regulation or body and may be used only for purposes for which such order was issued or as required by such law or regulation or body.
     4. The Recipient shall maintain in trust and confidence all Confidential Information received from the Company and shall not use such Confidential Information for any unauthorized purpose or disclose such Confidential Information to any third party, except with the specific prior written consent of the Company. Notwithstanding the prior sentence, the Company acknowledges and agrees Ethicon may share the information with certain representatives (the “Representatives) of its affiliate companies and its parent corporation as well as external advisors and consultants including its accountants, bankers, lawyers and consultants who have a need to know it in order for the Recipient to complete its due diligence and evaluate fully the opportunity provided the Recipient shall be solely responsible for any breach of this Agreement by its Representatives. The Recipient and the Representatives may use such Confidential Information only to the extent required for the purposes described herein. Confidential Information shall not be used for any purpose or in any manner that would constitute a violation of any laws or regulations, including, without limitation, the export control laws of the United States. No other rights or licenses to trademarks, inventions, copyrights, or patents are implied or granted under this Agreement.
     5. Confidential Information supplied shall not be reproduced in any form except as required to accomplish the purposes of this Agreement.
     6. All Confidential Information (including copies thereof) shall remain the property of the Company, and shall at the Recipient’s option either be returned to the Company or certified destroyed by an officer of the Recipient after the Recipient’s need for such Confidential Information to accomplish the purposes of this Agreement has expired, or within five (5) business days after a written request by the Company.
     7. This Agreement shall continue in full force and effect until terminated by either party as hereinafter provided this Agreement may be terminated by either party at any time upon three (3) business days’ written notice to the other party. The termination of this Agreement shall not relieve the Recipient of the obligations imposed by this Agreement with respect to Confidential Information disclosed prior to the effective date of such termination of this Agreement and the provisions of Paragraphs 3, 4, 8, 9, 11 through 14, shall survive the termination of this Agreement for a period of twelve (12) months from such termination date.
     8. This Agreement shall be governed by the laws of the State of New York without regard to its conflicts of law provisions. Each party hereby submits itself or himself for the sole purpose of this Agreement and any controversy arising hereunder to the exclusive jurisdiction of the federal courts in the State of New York, and waives any objection (on the grounds of lack of jurisdiction, forum non conveniens or otherwise) to the exercise of such jurisdiction over it or him by any federal court in the State of New York.
     9. Both parties agree they shall not reveal and shall cause their advisors and bankers not to reveal the fact that Confidential Information has been disclosed pursuant to this Agreement, nor that the Recipient is conducting, or has conducted, discussions or negotiations in contemplation or furtherance of a business relationship including any specific terms or conditions or pricing discussions. It is understood that disclosure pursuant to this Agreement is not a public disclosure or sale or offer for sale of any product, but is made for the limited purposes relating to potential business activities stated herein.
     10. During such time as Confidential Information is being disclosed pursuant to this Agreement and the parties are conducting discussions or negotiations in contemplation or furtherance of a business relationship and for a period of eighteen (18) months thereafter, neither the Recipient nor any of its affiliates shall, without the prior written consent of the Company, directly or indirectly, (i) sell or contract to sell any of the Company’s securities held by the Recipient or any of its affiliates held by the Recipient or any of its affiliates to purchase any of the Company’s securities or (ii) grant any third party any option, right or warrant to purchase any of the Company’s securities held by the Recipient or any of its affiliates, in any such case whether any such transaction above is to be settled by delivery of the Company’s securities, in cash or otherwise
     11. The Company disclaims all warranties regarding the Confidential Information disclosed pursuant to this Agreement, including all warranties as to the accuracy, completeness or utility of the Confidential Information until such time as the parties enter into a definitive agreement or written instrument signed by both parties in connection with any strategic transaction.
     12. This Agreement contains the entire agreement of the parties and may not be changed, modified, amended or supplemented, except by a written instrument signed by both parties. The unenforceability of any provision of this Agreement shall not affect the enforceability of any other provision of this Agreement. Neither this Agreement nor the disclosure of any Confidential Information pursuant to this Agreement shall restrict the Company from disclosing any of its Confidential Information to any third party.
     13. This Agreement shall not be assignable by the Recipient without the prior written consent of the Company; any such purported or attempted assignment of this Agreement or any right or benefit conferred upon the Recipient hereby shall be void and unenforceable.
     14. Each party hereby acknowledges and agrees that in the event of any breach of this Agreement, the Company shall be entitled to seek injunctive relief as may be granted by a court of competent jurisdiction, in addition to any and all other rights and remedies as may be available under applicable law.
     15. This Agreement may be delivered by facsimile and executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each Party has caused this Nondisclosure Agreement to be signed by its duly authorized representative AS OF THE FIRST DATE ABOVE:

Omrix Biopharmaceuticals, Inc.		Ethicon, Inc.

By:	/s/ Nanci Prado	By:	/s/ Susan E. Morano

Name	Nanci Prado	Name	Susan E. Morano
Title	Vice President General Counsel	Title	Vice President, WW New Business Development